Exhibit 12.1

EPL Intermediate, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Predecessor														Successor
	2000		2001		2002		2003		2004		12/30/04 to 11/17/05		26 Weeks Ended 6/29/05		11/18/05 to 12/28/05		26 Weeks Ended 6/28/06
	(dollars in thousands)
Fixed Charges:
Interest expense	$10,715		$9,951		$8,099		$8,100		$18,025		$38,726		$9,501		$3,385		$14,218
Capitalized interest	58		—		45		57		95		84		77		106		50
Interest portion of rent expense	571		577		837		756		799		733		388		82		468

Total Fixed Charges	$11,344		$10,528		$8,981		$8,913		$18,919		$39,543		$9,966		$3,573		$14,736

Earnings:
Pretax income	$4,888		$8,385		$12,084		$12,302		$1,343		$(18,844)		$2,400		$(981)		$2,055
Add fixed charges	11,344		10,528		8,981		8,913		18,919		39,543		9,966		3,573		14,736
Subtract Capitalized Interest	(58)		—		(45)		(57)		(95)		(84)		(77)		(106)		(50)

Total Earnings	$16,174		$18,913		$21,020		$21,158		$20,167		$20,615		$12,289		$2,486		$16,741
Ratio of Earnings to Fixed Charges (1)	1.4	x	1.8	x	2.3	x	2.4	x	1.1	x	0.5	x	1.2	x	0.7	x	1.1	x

(1)	For purposes of calculating the ratio of earnings to fixed charges (the “Ratio”), earnings consist of net income before taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (expense and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of an interest factor. For purposes of calculating the Ratio, earnings were $18,928,000, $1,087,000, and $25,000 less than fixed charges during the Predecessor period December 30, 2004 to November 17, 2005, the Successor period November 18, 2005 to December 28, 2005, and the 26 weeks ended June 28, 2006, respectively.